                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  H POWER CORP.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   404 27A 108
                         ------------------------------
                                 (CUSIP NUMBER)

         GINETTE DEPELTEAU, SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.
   1981 MCGILL COLLEGE AVENUE, MONTREAL (QUEBEC), H3A 3C7 TEL.: (514) 847-5901
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   August 8, 2000
                      ------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (howerev, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 404 27A 108                 13D                    Page 2 of  14 Pages

-------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.
-------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                             (b) / /
-------------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             MONTREAL (QUEBEC) CANADA
-------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
         NUMBER OF                   6,458,335 COMMON SHARES
          SHARES             --------------------------------------------------------
       BENEFICIALLY           8      SHARES VOTING POWER
         OWNED BY            --------------------------------------------------------
            EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                    6,458,335 COMMON SHARES
            WITH             --------------------------------------------------------
                             10      SHARES DISPOSITIVE POWER
-------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,458,335 COMMON SHARES
-------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
             CERTAIN SHARES*
-------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12%
-------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This statement constitutes an initial filing on Schedule 13D by the SOFINOV Societe financiere d'innovation inc.

ITEM 1 - SECURITY AND ISSUER

                  This statement is made with respect to the Commons Shares (the "Shares") of H Power Corporation., a New-Jersey corporation, the address of the principal executive offices of which is 1373 Broad Street, Clifton, New-Jersey, 07013.

ITEM 2 - IDENTITY AND BACKGROUND

                  This Schedule 13D is filed jointly on behalf of CDPQ, a corporation without share capital and an agent of the Crown in right of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec, and Sofinov, a legal entity duly incorporated under part 1A of the Companies ACT (Quebec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

                  The principal business address and the principal office address of each of CDPQ and Sofinov is 1981, Avenue McGill College, Suite 1330, Montreal, Quebec, H3A 3C7, Canada. The name, business address, citizenship and present principal occupation of each director and executive officer of CDPQ and Sofinov are set forth on Schedule I.

                  To the best knowledge of CDPQ and Sofinov, none of the persons listed on Schedule I has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  All the funds required to purchase the Initial Shares (as defined below) were obtained from the working capital of Sofinov.

ITEM 4 - PURPOSE OF TRANSACTION

                  Pursuant to a Purchase Agreement (the "Purchase Agreement") dated August 8, 2000, Sofinov acquired beneficial ownership of 6,458,335 shares of Common Stock in a private placement with an exercise price as set forth in
Exhibit 2 for an aggregate purchase price of CDN$21,826,208.66 (the "Purchase Price").

                  On August 8, 2000, Sofinov bought 6,458,335 shares for CDN$3.38 as set forth on Exhibit 2.

                  Except as specifically set forth in this Item 4, neither CDPQ nor Sofinov has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (e) of Item 5 of Schedule 13D, although either of them may develop such plans or proposals.

                  CDPQ and Sofinov intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by CDPQ or Sofinov to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.


ITEM 5 - INTEREST IN SECURITIES OF ISSUER

                  (a) Sofinov is the direct beneficial owner of 6,458,335 shares of Common Stock (the "Sofinov Shares"). CDPQ may be deemed to be the indirect, beneficial owner of the Sofinov Shares. The Sofinov Shares represent approximately 12% of the 53,806,860 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the company.

                  (b) CDPQ has the power to vote and dispose of the Sofinov Shares.

                  (c) Except as set forth in this Schedule 13D, none of CDPQ, Sofinov or, to the best knowledge of CDPQ or Sofinov, any person named on
Schedule I hereto, owns any shares of
the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.

                  (d) Except as set forth in this Schedule 13D, no person is known by CDPQ or Sofinov to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Sofinov.

                  (e)      Not applicable.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement dated August 8, 2000 by and between Sofinov and CDPQ.

         2. Joint Filing Table of Purchase of H Power Corp.

SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 8, 2000



SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.

By: ________________________________________
    Name:  Ginette Depelteau
    Title:    Corporate Secretary



CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.

By: ________________________________________
    Name:  Ginette Depelteau
    Title:    General Secretary - Director

                                   SCHEDULE I

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

DIRECTORS                      BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION

Jean-Claude Scraire            Caisse de depot et placement du Quebec                       Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Line Boisvert                  Caisse de depot et placement du Quebec                       Director and
                               1981, Avenue McGill College                                  Portfolio Manager
                               Montreal (Quebec) H3A 3C7

Jacques M. Brault              Levesque Beaubien Geoffrion Inc.                             Senior
                               1155, Metcalfe, 5e etage                                     Vice-President
                               Montreal (Quebec) H3B 4S9

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.               President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Claude Lajeunesse              Ryerson Polytechnic University                               President and Vice
                               350, Victoria Street                                         Chancellor
                               Toronto (Ontario) H2M 2V1

Serge Martin                   Martin International                                         President
                               500, Place d'Armes, Suite 2910
                               Montreal (Quebec) H2Y 2W2

Guy Morneau                    Regie des rentes du Quebec                                   Chairman of the
                               2600 boul. Laurier, bureau 546                              Board and President
                               Quebec (Quebec) G1V 4T3

Normand Provost                Caisse de depot et placement du Quebec                       Vice-President
                               1981, Avenue McGill College                                  Coordinator
                               Montreal (Quebec) H3A 3C7

                                   SCHEDULE 1

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

OFFICERS                       BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION


Jean-Claude Scraire            Caisse de depot et placement du Quebec                             Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.                    President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Pierre Pharand                 SOFINOV, Societe financiere d'innovation, inc.                  Vice-President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Bertrand Lauzon                Caisse de depot et placement du Quebec                         Vice-President,
                               1981, Avenue McGill College                                  Finance and Control
                               Montreal (Quebec) H3A 3C7

Ginette Depelteau              Caisse de depot et placement du Quebec                            Secretary
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS                      BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION

Jean-Claude Scraire            Caisse de depot et placement du Quebec                       Chairman
                               1981, avenue McGill College
                               Montreal (Quebec) H3A 3C7

Guy Morneau                    Regie des rentes du Quebec                                   Chairman of the Board
                               2600, boul. Laurier, bureau 546                              and President
                               Quebec (Quebec)  G1V 4T3

Jean-Claude Bachand            Byers Casgrain                                               Lawyer
                               1, Place Ville-Marie
                               Bureau 3900
                               Montreal (Quebec) H3B 4M7

Claude Beland                  La Confederation des Caisses populaires et                   President
                               d'economie Desjardins du Quebec
                               100, avenue des Commandeurs
                               Levis (Quebec) G6V 7N5

Luc Bessette                   Commission administrative des regimes                        President
                               de retraite et d'assurances
                               475, rue Saint-Amable
                               Quebec (Quebec)  G1R 5X3

Rodrigue Biron                 Rodrigue Biron & Associes
                               305, chemin de la Place St-Laurent
                               St-Augustin-de-Desmaures
                               Cap-Rouge (Quebec)  G1Y 3G9

Yves Filion                    Hydro-Quebec                                                 Deputy Chief
                               75, boul. Rene-Levesque Ouest                                Executive Officer
                               Montreal (Quebec)                                            and Chief Financial
                               H2Z 1A4                                                      Officer

Jean-Yves Gagnon               Societe de l'assurance automobile du Quebec                  General Manager
                               333, boul. Jean-Lesage
                               Quebec (Quebec)  G1K 8J6

DIRECTORS                      BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION

Henri Masse                    Federation des travailleurs et travailleuses du              President
                               Quebec
                               545, boul. Cremazie Est, 17e etage
                               Montreal (Quebec) H2M 2V1

Gilles Godbout                 Ministere des Finances                                       Deputy Minister
                               12, rue St-Louis
                               Quebec (Quebec) G1R 5L3

Thomas O. Hecht                Technologies IBEX Inc.                                       Chairman Emeritus
                               5485, rue Pare
                               Montreal (Quebec)  H4P 1P7

Gerald Larose                  Confederation des syndicats nationaux
                               1601, rue Delorimier
                               Montreal (Quebec) H2K 4M5

Nicole Trudeau                 Commission municipale du Quebec                              Vice-President
                               2, Complexe Desjardins
                               Suite 3100, East Tower
                               Montreal (Quebec) H5B 1B2


                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS                      BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION

Jean-Claude Scraire            Caisse de depot et placement du Quebec                       Chairman
                               1981, avenue McGill College
                               Montreal (Quebec) H3A 3C7

Fernand Perreault              Same                                                         Senior Vice-president
                                                                                            Caisse Real Estate Group
                                                                                            and Mortgage Investments

Michel Nadeau                  Same                                                         Senior Vice-president
                                                                                            Investment Planning and
                                                                                            Strategic Affairs

Ginette Depelteau              Same                                                         General  Secretary -
                                                                                            Director

                                  EXHIBIT INDEX



EXHIBIT

1. Joint Filing Agreement dated August 8, 2000 by and between Sofinov and CDPQ.

2. Joint Filing Table of Purchases of H Power Corp.

                                    EXHIBIT 1


                                    AGREEMENT


                  The undersigned hereby agree that this statement on Schedule 13D with respect to beneficial ownership of shares of common stock of H Power Corp. is filed jointly, on behalf of each of them.


Dated:   August 8, 2000

SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.


By: __________________________________________
    Name:        Denis Dionne
    Title:       President


By: __________________________________________
    Name:        Ginette Depelteau
    Title:       Corporate Secretary



CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.


By: __________________________________________
    Name:        Michel Nadeau
    Title:       Senior Vice-president
                 Investment Planning and Strategic Affairs


By: __________________________________________
    Name:        Ginette Depelteau
    Title:       General Secretary - Director

                                    EXHIBIT 2

--------------------------------------------------------------------------------
                              TABLE OF PURCHASES OF
                              H POWER CORP. SHARES
                         EFFECTED BY PRIVATE INVESTMENT
--------------------------------------------------------------------------------



                                                PURCHASES
-------------------------------------------------------------------------------------------------------------------
                                                            PRICE PER SHARE                  PRICE PER SHARE
DATE                         NUMBER OF SHARES             IN CANADIAN DOLLARS                IN U.S. DOLLARS

AUGUST 8, 2000                   6,458,335                        3.38                            2.30
--------------